SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 19, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1322985	June 16, 2009

dlw 6/30

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:07 16-Jun-2009
Number	HUG1322985

Holding(s) in Company

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3):

Deutsche Bank AG
Abbey Life Assurance Company Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

12/6/09

6. Date on which issuer notified:

15/6/09

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

15. Contact telephone number: +00 44 207 545 8533/8532

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

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A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the triggering transaction

Number of shares N/A

Number of Voting Rights N/A
Resulting situation after the triggering transaction

Number of shares 14,607,135

Number of voting rights Direct 14,607,135

Number of voting rights Indirect

% of voting rights Direct 3.26%
% of voting rights Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 14,607,135

% of voting rights 3.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Paul Smith/Andrew Anderson